UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT _______)*

                      COLLEGE BOUND STUDENT ALLIANCE, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   194206 10 8
                                 (CUSIP Number)


 FAY M. MATSUKAGE, 455 SHERMAN STREET, SUITE 300, DENVER, CO 80203, 303-777-3737
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  JUNE 11, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 194206 10 8                                                PAGE 2 OF 6


                                  SCHEDULE 13D

1   NAME OF REPORTING PERSON                      CHARTWELL INTERNATIONAL, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
    (See Instructions)                                            (b) [ ]
3   SEC USE ONLY
4   SOURCE OF FUNDS (See Instructions)
    OO
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                             [X]
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    UNITED STATES

NUMBER OF        7                 SOLE VOTING POWER
SHARES BENE-                       7,330,369 SHARES
FICIALLY         8                 SHARED VOTING POWER
OWNED BY                           -0-
EACH             9                 SOLE DISPOSITIVE POWER
REPORTING                          7,330,369 SHARES
PERSON WITH      10                SHARED DISPOSITIVE POWER
                                   -0-
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    7,330,369 SHARES
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)                                         [ ]
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    34.1%
14  TYPE OF REPORTING PERSON*
    CO

INCLUDE  BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7             2 OF 6
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 194206 10 8                                                PAGE 3 OF 6


ITEM. 1  SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Stock, $.001 par value, of College Bound Student Alliance, Inc., a Colorado corporation (the "Issuer"). Its principal executive offices are located at 5275 DTC Parkway, Suite 110, Englewood, Colorado 80111.

ITEM 2.  IDENTITY AND BACKGROUND.

The person filing this statement is Chartwell International, Inc. ("Chartwell"). Chartwell is a Nevada corporation, whose address is 5275 DTC Parkway, Suite 110, Englewood, Colorado 80111. Chartwell's principal business is the procurement of scholarships for high school athletes and related education and media activities. Chartwell also owns rights to gypsum deposits and owns a parcel of real estate which is being held for future development or sale. During the past five years, Chartwell has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

The executive officers and directors of Chartwell are as follows:

--------------------------------------------------------------------------------------------------------------------------
NAME AND ADDRESS                                   POSITION                      PRINCIPAL OCCUPATION OR
                                                                                 EMPLOYMENT
--------------------------------------------------------------------------------------------------------------------------
Janice A. Jones, Ph.D.                             Chair of the Board,           Chair of the Board and Chief
5275 DTC Parkway, Suite 110                        Chief Executive Offi-         Executive Officer of Chartwell
Englewood, CO 80111                                cer and Director
--------------------------------------------------------------------------------------------------------------------------
Alice M. Gluckman                                  Secretary, Treasurer          Assistant to the Associate
5730 Saloma Avenue                                 and Director                  Director, Division of
Van Nuys, CA 91411                                                               Educational Advancement and
                                                                                 Innovation at Johns Hopkins
                                                                                 University Institute for the
                                                                                 Advancement of Youth
--------------------------------------------------------------------------------------------------------------------------
William R. Willard                                 Director                      Managing partner of Bridge-
1027 10th Avenue, Suite A                                                        stream Partners, L.L.C.
San Diego, CA 92101
--------------------------------------------------------------------------------------------------------------------------
Barry M. Goldwater, Jr.                            Director                      Self-employed business con-
3104 E. Camelback Road, Suite 274                                                sultant
Phoenix, AZ 85016
--------------------------------------------------------------------------------------------------------------------------

All of the Chartwell's executive officers and directors are United States citizens. During the past five years, none of them has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of them (with the exception of Dr. Jones) has been a party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws. In June 1995, Dr. Jones consented to the entry of an order of the Securities and Exchange Commission (the "SEC") relative to Cease and Desist Proceedings instituted by the SEC. Without admitting or denying the matters set forth therein, Dr. Jones was found to have failed for three years and two months to file a Schedule 13G or amendments thereto or to timely file Forms 3, 4 and 5 with

CUSIP NO. 194206 10 8                                                PAGE 4 OF 6


respect to a public company of which she was an officer, director and greater than 5% shareholder.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Chartwell acquired 11,646,000 shares of the Issuer's common stock in June 1997 for cash and other assets valued at $69,000.

ITEM 4.  PURPOSE OF TRANSACTION.

Chartwell acquired the 11,646,000 shares for investment. Since acquiring the shares in June 1997, Chartwell has transferred shares for cash and has transferred shares in lieu of compensation to its officers and directors:

*        On April 16,  1998,  Chartwell  transferred  10,000  shares to Alice M.
         Gluckman as compensation for services as a director and Treasurer

* On September 17, 1998, Chartwell agreed to William R. Willard's compensation in the form of the Issuer's common stock at the rate of $0.50 per share through July 31, 1998.

* On May 31, 1999, Alice M. Gluckman received 17,000 shares of the Issuer's common stock for director's fees for the period July 16, 1998 through May 31, 1999.

* On May 31, 1999, William M. Willard received 48,000 shares of the Issuer's common stock for director's fees for the period April 4, 1998 through April 4, 1999.

Chartwell may continue to dispose of shares in this manner in the future.

It has also granted options to purchase shares as follows:

* Option to purchase 400,000 shares at $0.32 per share until July 31, 2003 granted to Janice A. Jones

* Option to purchase 200,000 shares at $0.32 per share until July 31, 2003 granted to John J. Grace, an advisor to Chartwell and spouse of Janice A. Jones

* Option to purchase 200,000 shares at $0.50 per share until June 7, 2004 granted to Janice A. Jones

On October 31, 1997, Chartwell transferred 1,000,000 shares of the Issuer's common stock to Family Jewels II Limited Partnership, an entity owned and controlled by Janice A. Jones, in payment of $500,000 debt. On September 2, 1998, an additional 500,000 shares were transferred as an adjustment to the conversion transaction. On June 7, 1999, Family Jewels II Limited Partnership was issued 155,000 shares in exchange for waiving any future adjustments under the conversion agreement. These 155,000 shares were transferred to John J. Grace. The Chartwell Group, Inc., an entity owned and controlled by Janice A. Jones, retained the right to convert $500,000 of debt into 1,000,000 shares of the Issuer's common stock.

On March 5, 1999, Chartwell pledged 1,500,000 shares of the Issuer's common stock as additional security for loans in the principal amount of $600,000 made by John J. Grace to Chartwell.

Chartwell does not have any other present plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP NO. 194206 10 8                                                PAGE 5 OF 6

(b)      an   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or divided policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)      any action similar to any of those enumerated above.

Notwithstanding the foregoing, Chartwell will continue to review its investment in the Issuer and reserves the right to change its intention with respect to any or all of such matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of May 31, 2000, Chartwell owned beneficially 7,330,369 shares (34.1%) of the Issuer's Common Stock. The executive officers and directors of Chartwell owned beneficially the following shares as of May 31, 2000:

-----------------------------------------------------------------------------------------------------------------
NAME OF INDIVIDUAL                           NUMBER OF SHARES OWNED                  PERCENT OF CLASS
-----------------------------------------------------------------------------------------------------------------
Janice A. Jones                                   3,208,000(1)<F1>                         14.9%
-----------------------------------------------------------------------------------------------------------------
Alice M. Gluckman                                    29,000                                0.1%
-----------------------------------------------------------------------------------------------------------------
William R. Willard                                112,000 (2)<F2>                          0.5%
-----------------------------------------------------------------------------------------------------------------
Barry M. Goldwater, Jr.                                0                                    --
-----------------------------------------------------------------------------------------------------------------

(1)<F1> Includes 1,500,000 shares owned of record by Family Jewels II Limited Partnership, an entity owned and controlled by Dr. Jones, and the right of The Chartwell Group, Inc. to convert $500,000 of debt into 1,000,000 shares. Also includes options to purchase 600,000 shares from Chartwell, which are held by Dr. Jones. See Item 4 above. Does not include 252,850 shares held of record by John J. Grace, the spouse of Dr. Jones, or Mr. Grace's option to purchase 200,000 shares from Chartwell.

(2)<F2> Includes 64,000 shares owned of record by the Bridgestream Trust, an entity owned and/or controlled by Mr. Willard.

CUSIP NO. 194206 10 8                                                PAGE 6 OF 6


(b) As of May 31, 2000, Chartwell had the sole power to vote and dispose of 7,330,369 shares, subject to the security interest in 1,500,000 shares granted to John J. Grace described in Item 4 above.

         Each of the executive officers and directors of Chartwell had the sole power to vote and dispose of the shares shown above to be owned by them. Dr. Jones disclaims beneficial ownership as to 252,850 shares owned of record by John J. Grace and Mr. Grace's option to purchase 200,000 shares from Chartwell.

(c) During the sixty day period preceding the filing of this Schedule 13D, Chartwell did not have any transactions in the stock of the Issuer.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by Chartwell, or by its executive officers and directors.

(e) Chartwell continues to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See the response to Item 4 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            CHARTWELL INTERNATIONAL, INC.


Date:  June 21, 2000                        BY: /S/ JANICE A. JONES
                                            ------------------------------------
                                                     Janice A. Jones
                                                     Chief Executive Officer